

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2,791,000, and an affiliate of the Adviser, which invested roughly $310,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community near Jacksonville, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $3.1 million to acquire eight rental homes within the Terrapin Station community of Jacksonville, Florida, about 20 minutes north of downtown Jacksonville, with plans to acquire an additional 52 rental homes in the community upon their completion of construction over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced most recently in our Q3 2022 letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. Particularly, as interest rates remain high, we expect rental housing to continue to be an attractive option to many people, as the expected monthly mortgage payment for the buyer of a median-priced US home has nearly doubled in the course of just two years. In addition, we've weighted toward residential assets because they generally have better withstood past economic downturns since shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Flagship Fund, which invested roughly $2.79 million, and the Growth eREIT VII, which invested roughly $310,000.

Strategy

This investment follows a Value Add strategy.

Business plan

Our initial investment at Terrapin Station is an all-cash purchase of eight finished rental homes within the community. The community consists of spacious four-bedroom homes, each with a private garage and modern finishings and features. Our intent is to acquire an additional 52 homes over the next year, eventually taking ownership of a total of 60 homes within the community.

Given the recent and soon-to-be-completed construction of the community, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager and be a long-term owner over the next several years to a decade.

Our intent with this and other investments in rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties, of course, look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 60 homes will be roughly $22.5 million and our total commitment to be roughly $23.2 million, accounting for expected costs. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the existing eight homes wrapped up within the past year, and the remaining 52 homes are expected to be delivered over the next twelve months. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's amenities and spacious rental homes will be particularly attractive to renters who are in search of more living space, especially as remote work employment opportunities become increasingly established across the country.

- **Fast-growing area:** Terrapin Station is located approximately 20 minutes north of downtown Jacksonville. Jacksonville MSA was ranked as one of the top 20 large metros for employment growth by the U.S. Bureau of Labor Statistics. It is also home to four Fortune 500 companies and Florida's largest container port by volume. The growth and expansion of Jacksonville's economy continue to make it attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Copyright © 2022 Fundrise Real Estate Interval Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com